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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.
PUBLICLY-HELD COMPANY
CNPJ/ME: 07.689.002/0001-89
NIRE: 35.300.325.761

MATERIAL FACT

Embraer S.A. ("Embraer" – EMBR3 and ERJ), in compliance with the provisions of the CVM Instruction 358/02 and in connection with the strategic partnership between Embraer and The Boeing Company ("Boeing" and such partnership, the "Transaction"), informs its shareholders and the market that Embraer received today a notice sent by Boeing communicating its decision to terminate the Master Transaction Agreement ("MTA"), based on Boeing’s assertion that supposedly certain closing conditions in the MTA have not been satisfied by Embraer.

Embraer strongly believes that Boeing has wrongfully terminated the MTA, that it has manufactured false claims as a pretext to seek to avoid its commitments to close the transaction and pay Embraer the US$ 4.2 billion purchase price. Embraer believes Boeing has engaged in a systematic pattern of delay and repeated violations of the MTA, because of its unwillingness to complete the transaction in light of its own financial condition and 737 MAX and other business and reputational problems.

Embraer believes it is in full compliance with its obligations under the MTA and will pursue all remedies against Boeing for the damages incurred by Embraer as a result of Boeing's wrongful termination and violation of the MTA.

The Transaction involved a long, costly and complex process, which was supported by government authorities and the substantial majority of Embraer's shareholders, all understanding that the Transaction would be in the best interest of Embraer, its employees, suppliers and customers in commercial aviation.

Embraer remains today a successful, efficient, diversified and vertically integrated company, with a history of serving customers with highly successful products and services built on a strong foundation of engineering and industrial capabilities. Embraer is an exporter and technology developer, with global presence and defense, executive and commercial businesses. Our employees will proudly continue to provide for our clients the high quality products and services they depend on from Embraer every day.

EMBRAER S.A.
PUBLICLY-HELD COMPANY
CNPJ/ME: 07.689.002/0001-89
NIRE: 35.300.325.761

Embraer’s history of over 50 years is lined with many victories but also some difficult moments. All of them were overcome. And that’s exactly what Embraer is going to do again. Embraer shall overcome these challenges with strength and determination.

Embraer will keep its shareholders, the market in general, and all employees, suppliers and clients informed about any relevant updates.

São José dos Campos, April 25, 2020.

Antonio Carlos Garcia

Executive Vice President of Finance and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2020

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations